

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2016

Mail Stop 4720

<u>Via E-mail</u>
Alexander C. Frank
Chief Financial Officer
Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

> **Re:** **Fifth Street Asset Management Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **Form 8-K**
> **Filed November 21, 2016**
> **File No. 001-36701**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>Non-GAAP Financial Measures and Operating Metrics, page 40</u>

1.   You provide a discussion and analysis of your non-GAAP measure, Adjusted Net Income, prior to the discussion and analysis of the comparable GAAP measure, Income before provision for income taxes, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable

GAAP measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Assets Under Management, page 41

2.   We note that you present on page 43 a total effective management fee rate of 1.79% for the year ended December 31, 2015; however, you do not disclose the average management fee rate on fee-earning AUM for each of your fund strategies. Please revise your future filings to present the average management fee rates by fund strategy (i.e. FSC, FSFR, FSOF, Senior Loan Funds) for each period presented.

Notes to Consolidated Financial Statements, page 69

Note 3 – Significant Accounting Policies, page 71

Deconsolidation of Combined Funds, page 74

3.   We note you determined that Fifth Street Senior Loan Fund II, LLC ("CLO II") met the definition of a VIE and you were deemed to be the primary beneficiary as of September 30, 2015. However, during the three months ended December 31, 2015, you reconsidered the consolidation guidance as a result of a recent SEC speech, which clarified the application of ASU 2015-02 regarding the assessment of related parties. Please address the following:

- Provide us with your analysis to support your deconsolidation of CLO II. In your response, include a discussion of why and what changed in your analysis as a result of the SEC speech.

- Explain to us whether the deconsolidation of CLO II represents a correction of an error. Provide us with your SAB 99 materiality analysis to support how you determined that these amounts were not quantitatively or qualitatively material to any of the affected periods, as necessary.

Note 4 – Investments and Fair Value Measurements, page 81

4.   We note your unobservable inputs used in the fair value measurement of the Company's beneficial interests in CLOs as described on page 83. You also state that significant increases or decreases in any of these inputs in isolation may result in a significantly lower or higher fair value measurement, but the relationship between each input and the impact on fair value is unclear. For example, it is unclear whether an increase in the prepayment rate would result in a higher or lower fair value measurement. In future filings, please expand your disclosure to discuss how changes to each unobservable input might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2(g).

Note 10 – Related Party Transactions, page 90

5.   We note on page 93 that you present Part I Fees payable to BDCs of $0.6 million as of December 31, 2015. Given that Part I Fees are predictable, recurring in nature, not subject to repayment (or clawback) and are generally cash-settled each quarter, please tell us the nature of this payable.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2 – Significant Accounting Policies, page 8

6.   We note during the quarter ended September 30, 2016, you identified an error related to the accounting treatment of your investments in FSC and FSFR. Specifically, you determined that you exert significant influence over these funds and concluded that your interest in such funds should be accounted for using the equity method. Previously, such investments were being accounted for as available-for-sale securities. Based upon your summary of amounts and financial statement line items impacted by the correction of the error, we noted the following:

- Income before provision for income taxes for the six months ended June 30, 2016 of $0.3 million changed to a loss before provision for income taxes of ($0.1) million for the respective period;

- Total other comprehensive income changed by 36% and 49% for the three and six months ended June 30, 2016, respectively, and by 33% for the three months ended March 31, 2016; and

- Total equity (deficit) increased by 46% from ($1.7) million to ($2.5) million as of December 31, 2015.

Considering the bullet points above, please explain to us how you determined that this error was not material to any of your previously issued financial statements.

Note 9 – Commitments and Contingencies, page 30

Litigation, page 31

7.   In relation to the FSAM class-action lawsuit and SEC investigation, we note that you have recognized gains of $9.3 million and $3.0 million, respectively, for expected insurance recoveries associated with these cases as of September 30, 2016. Further, you state on page 34 that the Company cannot provide assurance that these expenses will ultimately be reimbursed in whole, or at all, related to the $3.0 million of professional expenses incurred for the SEC investigation. Of the aggregate $12.3 million of insurance

recoveries you have recognized, we note that $9.8 million are still included as a receivable as of September 30, 2016. Please address the following:

- Disclose your accounting policy for recognition of gains relating to insurance recoveries of recorded losses and amounts in excess of such losses;

- Tell us in detail how you determined to recognize a gain, with reference to accounting literature, for the aggregate $12.3 million of insurance recoveries during the quarter; and

- In your response to the bullet above, discuss your basis for recognizing the $3.0 million gain relating to the SEC investigation given that you cannot provide assurance that these expenses will ultimately be reimbursed in whole, or at all.

Form 8-K Filed November 21, 2016

Exhibit 99.1

8.   We note your presentation of "pro forma" non-GAAP measures on page 1 and in Exhibit A of the press release, including Pro Forma Adjusted Net Income and Pro Forma income tax provision among others. The use of the term "pro forma" does not appear to align with the meaning within Article 11 of Regulation S-X. Please revise your future filings to remove reference to the term "pro forma," and ensure your non-GAAP measures are properly described.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or Robert Klein, Staff Accountant, at (202) 551-3847 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services